Exhibit 3.51

CERTIFICATE OF INCORPORATION

OF

HSI IP, INC.

FIRST:  The name of the corporation is HSI IP, Inc. (the “Corporation”).

SECOND:  The registered office of the Corporation in the State of Delaware is located at Suite 1410, Nemours Building, 1007 Orange Street, Wilmington, County of New Castle, Delaware 19801. The registered agent of the Corporation at that address is Delaware Incorporators & Registration Service, LLC.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  The Corporation shall have authority to issue Three Thousand (3,000) shares of common stock, having a par value of One Dollar ($1.00) per share.

FIFTH:  The Corporation shall indemnify directors and officers of the Corporation to the fullest extent permitted by law.

SIXTH:  The directors of the Corporation shall incur no personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director; provided, however, that the directors of the Corporation shall continue to be subject to liability (i) for any breach of their duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the directors derived an improper personal benefit. In addition, the personal liability of directors shall further be limited or eliminated to the fullest extent permitted by any future amendments to Delaware law.

SEVENTH:  The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, the number of members of which shall be set forth in, or determined in accordance with, the bylaws of the Corporation. The directors need not be elected by ballot unless required by the bylaws of the Corporation.

EIGHTH:  The directors of the Corporation shall have the power to make, alter or amend the bylaws.

NINTH:  Meetings of the stockholders shall be held outside the United States of America at such place and time as determined by the stockholders. The books of the Corporation shall be kept outside the United States of America at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation.

TENTH:  The Corporation shall be located and conduct its business activities outside of the United States of America.

ELEVENTH:  The name and mailing address of the incorporator is Delaware Incorporators & Registration Service, LLC, Suite 1410, Nemours Building, 1007 Orange Street, Wilmington, County of New Castle, Delaware 19801.

TWELFTH:  The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

THIRTEENTH:  The powers of the incorporator shall terminate upon the election of directors.

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THE UNDERSIGNED INCORPORATOR, for the purpose of forming a corporation under the laws of the State of Delaware does execute this Certificate of Incorporation as of the 16th day of January, 2003.

DELAWARE INCORPORATORS
& REGISTRATION SERVICE, LLC

By:	/s/ Keith R. Sattesahn
Keith R. Sattesahn
Vice President

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